CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Perpetual Energy Inc.

We hereby consent to the reference to us in the registration statement on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (No. 333-168087) of Perpetual Energy Inc. and to the incorporation by reference therein of our reports dated February 7, 2011.

McDaniel & Associates Consultants Ltd.

/s/ P. A. Welch

________________________________

P. A. Welch, P. Eng.

President & Managing Director

March 14, 2011

Calgary, Alberta